

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

March 31, 2009

By Facsimile and U.S. Mail

Mr. Stewart Jackson
Chief Executive Officer
World Ventures Inc.
102 Piper Crescent,
Nanaimo, BC, Canada V9T 3G3

> **Re:** **World Ventures Inc.**
> **Form 20-F for the Fiscal Year Ended October 31, 2007**
> **Filed May 6, 2008**
> **Form 20-F/A for the Fiscal Year Ended October 31, 2007**
> **Filed March 17, 2009**
> **Response Letter Dated March 17, 2009**
> **File No. 333-123465**

Dear Mr. Jackson:

    We have completed our review of your Form 20-F and related filings and have no further comments at this time.

                            Sincerely,

                            Jill Davis
                            Branch Chief